UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-Q

CERTIFIED SHAREHOLDER REPORT OF REGISTERED
MANAGEMENT INVESTMENT COMPANIES

Investment Company Act file number: 811-21829

BBH TRUST
BBH Core Select
BBH International Equity Fund
BBH Real Return Fund
BBH Broad Market Fund

(Exact name of Registrant as specified in charter)

140 Broadway,
New York, NY 10005
(Address of principal executive offices)

Corporation Services Company,
2711 Centerville Road, Suite 400, Wilmington,
DE, 19808
(Name and address of agent for service)

Registrant's telephone number, including area code: (212) 593-7237

Date of fiscal year end: OCTOBER 31

Date of reporting period: JANUARY 31, 2009

ITEM 1. SCHEDULES OF INVESTMENTS.

PORTFOLIO OF INVESTMENTS
January 31, 2009 (unaudited)

Shares		Value
	COMMON STOCKS (96.4%)	
	CONSUMER DISCRETIONARY (9.8%)	
147,575	Bed, Bath & Beyond, Inc.[1] . . . . $	3,428,167
466,075	Comcast Corp. (Class A)	6,827,999
264,111	Liberty Global, Inc. (Series C)[1]	3,782,069
396,100	Liberty Media Corp. - Interactive A[1]	1,243,754
	Total Consumer Discretionary	**15,281,989**
	CONSUMER STAPLES (29.5%)	
138,780	Cadbury, Plc. ADR	4,482,594
130,625	Coca-Cola Co..	5,580,300
93,179	Costco Wholesale Corp..	4,195,850
87,300	Diageo, Plc. ADR	4,743,882
76,110	Dr Pepper Snapple Group, Inc.[1]	1,252,010
242,025	Nestle SA ADR	8,378,179
87,875	PepsiCo, Inc.	4,413,961
197,200	Walgreen Co.	5,405,252
163,179	Wal-Mart Stores, Inc..	7,688,995
	Total Consumer Staples	**46,141,023**
	ENERGY (6.6%)	
92,800	Occidental Petroleum Corp..	5,062,240
141,775	XTO Energy, Inc.	5,258,435
	Total Energy	**10,320,675**
	FINANCIALS (15.9%)	
115,250	AFLAC, Inc.	2,674,952
122	Berkshire Hathaway, Inc. (Class A)[1]	10,919,244
154,350	Chubb Corp..	6,572,223
383,625	Progressive Corp..	4,661,044
	Total Financials	**24,827,463**
	HEALTH CARE (6.3%)	
150,375	Dentsply International, Inc.	4,046,591
141,025	Novartis AG ADR	5,818,692
	Total Health Care.	**9,865,283**
	INDUSTRIALS (9.5%)	
85,225	W.W. Grainger, Inc..	6,217,164
278,175	Waste Management, Inc.	8,676,278
	Total Industrials.	**14,893,442**
	INFORMATION TECHNOLOGY (16.3%)	
106,600	Automatic Data Processing, Inc.	3,872,778
388,240	Dell, Inc.[1]. . . . . $	3,688,280
467,950	eBay, Inc.[1].	5,624,759
300,525	Intuit, Inc.[1]	6,806,891
317,513	Microsoft Corp.	5,429,473
	Total Information Technology	**25,422,181**
	MATERIALS (2.5%)	
77,300	Vulcan Materials Co..	3,823,258
	Total Materials	**3,823,258**
	TOTAL COMMON STOCKS (Identified cost	
	$194,885,398)	**150,575,314**

PORTFOLIO OF INVESTMENTS
January 31, 2009 (unaudited)

Principal Amount		Value
	SHORT-TERM INVESTMENT (0.8%)	
$ 1,300,000	U.S. Treasury Bills 0.000% 02/05/09 . . . . $	1,299,995
	TOTAL SHORT-TERM INVESTMENT (Identified cost $1,299,963)	1,299,995

TOTAL INVESTMENTS (Identified cost $196,185,361[2])	97.2%	$ 151,875,309
CASH AND OTHER ASSETS IN EXCESS OF LIABILITIES	2.8	4,403,103
NET ASSETS	100.0%	$ 156,278,412

————————————

[1] Non-income producing security.
[2] The aggregate cost for federal income tax purposes is $196,185,361, the aggregate gross unrealized appreciation is $1,715,839 and the aggregate gross unrealized depreciation is $46,025,891, resulting in net unrealized depreciation of $44,310,052.

ADR – American Depositary Receipt.

Fair Value Measurements

The Fund adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157"), effective November 1, 2008. For net asset valuation determination purposes, various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

- Level 1 - quoted prices in active markets for identical investments.
- Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 - significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments).

The following is a summary of the inputs used as of January 31, 2009 in valuing the Fund's investment carried at value:

Valuation Inputs	Investments in Securities
Level 1 - Quoted prices	$ 151,875,309
Level 2 - Other Significant Observable Inputs	0
Level 3 - Significant Unobservable Inputs	0
Total	$ 151,875,309

Portfolio holdings are shown as of the date indicated. Since market conditions fluctuate suddenly and frequently, the portfolio holdings may change and this list is not indicative of future portfolio composition. These portfolio holdings are not intended to be and do not constitute recommendations that others buy, sell, or hold any of the securities listed.

For more complete information on the Fund, call 1-800-625-5759 for a prospectus or visit www.bbhfunds.com. You should consider the Fund's investment objectives, risks, charges, and expenses carefully before you invest. Information about these and other important subjects is in the Fund's prospectus, which you should read carefully before investing.

The BBH Funds are managed by a separately identifiable department within Brown Brothers Harriman & Co. The Distributor is Edgewood Services, Inc. Date of first use: 3/09.

BBH INTERNATIONAL EQUITY FUND

PORTFOLIO OF INVESTMENTS
January 31, 2009 (unaudited)

Shares		Value
	COMMON STOCKS (96.4%)	
	AUSTRALIA (6.1%)	
	CONSUMER STAPLES	
1,093,012	Foster's Group, Ltd. . . . . $	3,782,388
150,241	Wesfarmers, Ltd.	1,458,215
		5,240,603
	ENERGY	
170,000	Woodside Petroleum, Ltd.	3,765,293
	FINANCE	
480,000	Lend Lease Corp., Ltd.	2,049,230
232,028	National Australia Bank, Ltd..	2,754,154
		4,803,384
	MATERIALS	
434,671	Amcor, Ltd..	1,480,012
	TELECOMMUNICATION SERVICES	
1,774,564	Telstra Corp., Ltd.	4,259,369
	Total Australia	**19,548,661**
	BELGIUM (0.2%)	
	FINANCE	
305,017	Fortis	690,621
112,376	Fortis NPV[1]	144
	Total Belgium	**690,765**
	FINLAND (0.5%)	
	MATERIALS	
165,742	UPM-Kymmene Oyj.	1,567,158
	Total Finland	**1,567,158**
	FRANCE (9.4%)	
	CONSUMER DISCRETIONARY	
55,822	Renault SA	1,079,152
	CONSUMER STAPLES	
129,027	Carrefour SA.	4,423,496
40,000	Groupe Danone	2,057,266
45,000	L'Oreal SA	2,994,201
		9,474,963
	DIVERSIFIED OPERATIONS	
61,000	LVMH Moet Hennessy Louis Vuitton SA	3,334,811
	ENERGY	
103,935	Total SA	5,198,602
	FINANCE	
48,969	Societe Generale	2,064,561
	HEALTH CARE	
83,000	Essilor International SA.	3,174,465
	INDUSTRIALS	
70,559	Compagnie de Saint-Gobain.	2,392,636

PORTFOLIO OF INVESTMENTS
January 31, 2009 (unaudited)

Shares		Value
	COMMON STOCKS (continued)	
	FRANCE (continued)	
	TELECOMMUNICATION SERVICES	
162,938	France Telecom SA . . . . $	3,678,298
	Total France	**30,397,488**
	GERMANY (4.7%)	
	CONSUMER DISCRETIONARY	
97,000	Adidas AG	3,356,679
	INFORMATION TECHNOLOGY	
107,000	SAP AG	3,799,454
	TELECOMMUNICATION SERVICES	
260,518	Deutsche Telekom AG	3,148,584
	UTILITIES	
63,077	RWE AG	4,901,207
	Total Germany	**15,205,924**
	HONG KONG (6.7%)	
	DIVERSIFIED OPERATIONS	
670,000	Hutchison Whampoa, Ltd.	3,417,275
	ENERGY	
4,650,000	CNOOC, Ltd.	4,004,448
	FINANCE	
696,500	Wharf Holdings, Ltd.	1,729,458
	TELECOMMUNICATION SERVICES	
332,000	China Mobile, Ltd.	2,994,828
	UTILITIES	
525,000	CLP Holdings, Ltd.	3,558,750
2,100,000	Hong Kong & China Gas Co., Ltd.	3,425,086
431,500	Hongkong Electric Holdings	2,532,591
		9,516,427
	Total Hong Kong	**21,662,436**
	ITALY (1.4%)	
	FINANCE	
1,103,188	Intesa Sanpaolo SpA	3,475,712
627,611	UniCredito Italiano SpA	1,104,069
	Total Italy	**4,579,781**
	JAPAN (32.0%)	
	CONSUMER DISCRETIONARY	
194,000	Denso Corp.	3,506,174
165,000	Honda Motor Co., Ltd.	3,688,618
216,000	Sekisui House, Ltd.	1,814,305
114,600	Toyota Motor Corp.	3,654,820
		12,663,917
	CONSUMER STAPLES	
220,000	Hoya Corp.	3,908,452

PORTFOLIO OF INVESTMENTS
January 31, 2009 (unaudited)

Shares		Value
	COMMON STOCKS (continued)	
	JAPAN (continued)	
	CONSUMER STAPLES (continued)	
220,000	Kao Corp.	$ 5,348,054
137,100	Seven & I Holdings Co., Ltd.	3,653,700
43,000	Shimamura Co., Ltd.	2,998,468
		15,908,674
	FINANCE	
180,000	Aeon Mall Co., Ltd.	2,458,727
85,000	Daito Trust Construction Co., Ltd.	3,649,347
235,000	Mitsubishi Estate Co., Ltd.	3,071,541
259,500	Tokio Marine Holdings, Inc.	6,834,811
		16,014,426
	HEALTH CARE	
90,800	Astellas Pharma, Inc.	3,423,815
200,000	Chugai Pharmaceutical Co., Ltd.	3,819,612
90,000	Eisai Co., Ltd.	3,287,393
208,700	Takeda Pharmaceutical Co., Ltd.	9,750,179
		20,280,999
	INDUSTRIALS	
173,000	Advantest Corp.	2,317,324
140,000	Daikin Industries, Ltd.	3,196,578
54,000	Fanuc, Ltd.	3,203,317
35,600	Hirose Electric Co., Ltd.	3,346,901
19,550	Keyence Corp.	3,547,807
76,000	Secom Co., Ltd.	3,185,538
518	West Japan Railway Co.	2,105,580
		20,903,045
	INFORMATION TECHNOLOGY	
286,100	Canon, Inc.	7,689,021
	MATERIALS	
95,500	Nitto Denko Corp.	1,760,077
82,000	Shin-Etsu Chemical Co., Ltd.	3,807,794
		5,567,871
	TELECOMMUNICATION SERVICES	
646	KDDI Corp.	4,036,399
	Total Japan	**103,064,352**
	NETHERLANDS (2.3%)	
	CONSUMER DISCRETIONARY	
236,804	Reed Elsevier NV	2,625,409

PORTFOLIO OF INVESTMENTS
January 31, 2009 (unaudited)

Shares		Value
	COMMON STOCKS (continued)	
	NETHERLANDS (continued)	
	CONSUMER STAPLES	
134,000	Heineken Holding NV	$ 3,586,212
	FINANCE	
154,254	ING Groep NV	1,231,870
	Total Netherlands	**7,443,491**
	NEW ZEALAND (0.3%)	
	TELECOMMUNICATION SERVICES	
805,769	Telecom Corp. of New Zealand, Ltd.	1,080,794
	Total New Zealand	**1,080,794**
	SINGAPORE (3.2%)	
	FINANCE	
675,000	DBS Group Holdings, Ltd.	3,893,833
482,200	Oversea-Chinese Banking Corp., Ltd.	1,620,818
127,000	United Overseas Bank, Ltd.	982,766
		6,497,417
	INDUSTRIALS	
78,800	Jardine Matheson Holdings, Ltd.	1,552,398
	TELECOMMUNICATION SERVICES	
1,379,000	Singapore Telecommunications, Ltd.	2,394,945
	Total Singapore	**10,444,760**
	SOUTH AFRICA (0.4%)	
	ENERGY	
46,963	Sasol, Ltd.	1,253,562
	Total South Africa	**1,253,562**
	SPAIN (4.5%)	
	CONSUMER DISCRETIONARY	
72,000	Inditex SA	2,748,605
	FINANCE	
321,364	Banco Santander Central Hispano SA	2,592,967
	TELECOMMUNICATION SERVICES	
287,956	Telefonica SA	5,121,975
	UTILITIES	
538,637	Iberdrola SA	4,179,768
	Total Spain	**14,643,315**
	SWEDEN (2.1%)	
	CONSUMER DISCRETIONARY	
82,000	Hennes & Mauritz AB (B Shares)	3,165,343
	TELECOMMUNICATION SERVICES	
439,800	Telefonaktiebolaget LM Ericsson (B Shares)	3,512,163
	Total Sweden	**6,677,506**
	SWITZERLAND (6.5%)	
	CONSUMER STAPLES	
100,000	Nestle SA	3,453,099
	HEALTH CARE	
32,600	Alcon, Inc.	2,791,864

PORTFOLIO OF INVESTMENTS
January 31, 2009 (unaudited)

Shares		Value
	COMMON STOCKS (continued)	
	SWITZERLAND (continued)	
	HEALTH CARE (continued)	
165,000	Nobel Biocare Holding AG . . . . $	2,538,002
199,806	Novartis AG	8,257,114
		13,586,980
	INDUSTRIALS	
3,600	SGS SA.	3,809,224
	Total Switzerland	**20,849,303**
	TAIWAN (1.2%)	
	ELECTRONICS	
276,253	Taiwan Semiconductor Manufacturing Co., Ltd. ADR	2,082,948
	TELECOMMUNICATION SERVICES	
105,229	Chunghwa Telecom Co., Ltd. ADR	1,582,644
	Total Taiwan	**3,665,592**
	UNITED KINGDOM (14.9%)	
	CONSUMER DISCRETIONARY	
357,371	Compass Group, Plc.	1,758,953
378,312	GKN, Plc.	458,002
		2,216,955
	CONSUMER STAPLES	
89,000	Reckitt Benckiser, Plc.	3,425,907
650,000	Tesco, Plc.	3,348,904
234,845	Unilever, Plc.	5,146,079
845,000	WM Morrison Supermarkets, Plc.	3,290,658
		15,211,548
	ENERGY	
461,668	BG Group, Plc.	6,339,537
626,648	BP, Plc.	4,431,203
191,074	Royal Dutch Shell, Plc. (A Shares)	4,744,638
		15,515,378
	FINANCE	
193,926	Aviva, Plc.	869,422
959,818	Lloyds TSB Group, Plc.	1,257,331
		2,126,753
	HEALTH CARE	
528,536	GlaxoSmithKline, Plc.	9,301,805
	UTILITIES	
950,000	Centrica, Plc.	3,527,442
	Total United Kingdom	**47,899,881**
	TOTAL COMMON STOCKS (Identified cost $390,244,847)	310,674,769

PORTFOLIO OF INVESTMENTS
January 31, 2009 (unaudited)

Principal Amount		Value
	SHORT-TERM INVESTMENT (3.2%)	
$ 10,300,000	Societe Generale Time Deposit 0.190% 02/02/09	$ 10,300,000
	TOTAL SHORT-TERM INVESTMENT	
	(Identified cost $10,300,000)	**10,300,000**

TOTAL INVESTMENTS		
(Identified cost $400,544,847[2])	**99.6%**	**$ 320,974,769**
CASH AND OTHER ASSETS		
IN EXCESS OF LIABILITIES	**0.4**	**1,446,703**
NET ASSETS	**100.0%**	**$ 322,421,472**

_____

[1] Non-income producing security.

[2] The aggregate cost for federal income tax purposes is $400,544,847, the aggregate gross unrealized appreciation is $60,467,937 and the aggregate gross unrealized depreciation is $140,038,015, resulting in net unrealized depreciation of $79,570,078.

ADR – American Depositary Receipt.

Fair Value Measurements

The Fund adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157"), effective November 1, 2008. For net asset valuation determination purposes, various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

- Level 1 - quoted prices in active markets for identical investments.
- Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 - significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments).

The following is a summary of the inputs used as of January 31, 2009 in valuing the Fund's investment carried at value:

Valuation Inputs	Investments in Securities
Level 1 - Quoted prices	$ 6,457,456
Level 2 - Other Significant Observable Inputs	314,517,313
Level 3 - Significant Unobservable Inputs	0
Total	$ 320,974,769

Portfolio holdings are shown as of the date indicated. Since market conditions fluctuate suddenly and frequently, the portfolio holdings may change and this list is not indicative of future portfolio composition. These portfolio holdings are not intended to be and do not constitute recommendations that others buy, sell, or hold any of the securities listed.

For more complete information on the Fund, call 1-800-625-5759 for a prospectus or visit www.bbhfunds.com. You should consider the Fund's investment objectives, risks, charges, and expenses carefully before you invest. Information about these and other important subjects is in the Fund's prospectus, which you should read carefully before investing.

The BBH Funds are managed by a separately identifiable department within Brown Brothers Harriman & Co. The Distributor is Edgewood Services, Inc. Date of first use: 3/09.

BBH REAL RETURN FUND

PORTFOLIO OF INVESTMENTS
January 31, 2009 (unaudited)

Principal Amount		Value
	U.S. TREASURY NOTES AND BONDS (99.6%)	
$ 6,283,361	3.500%, 01/15/11[1]	$ 6,426,696
8,191,778	3.375%, 01/15/12[1]	8,493,850
11,262,356	2.000%, 01/15/14[1]	11,206,044
13,645,222	1.625%, 01/15/15[1]	13,227,337
7,188,845	1.875%, 07/15/15[1]	7,092,241
1,016,386	2.000%, 01/15/16[1]	1,010,034
4,568,637	2.500%, 07/15/16[1]	4,691,419
614,736	2.625%, 07/15/17[1]	642,207
1,672,440	1.625%, 01/15/18[1]	1,633,241
7,085,874	2.375%, 01/15/25[1]	6,926,442
4,990,990	2.000%, 01/15/26[1]	4,621,347
7,397,114	2.375%, 01/15/27[1]	7,251,480
1,033,872	1.750%, 01/15/28[1]	920,146
2,764,238	3.875%, 04/15/29[1]	3,300,672
	Total U.S. Treasury Notes and Bonds	
	(Identified cost $77,570,341)	**77,443,156**
	COMMERCIAL PAPER (0.7%)	
500,000	Deutsche Bank Financial LLC 0.200%, 02/02/09[2]	500,000
	Total Commercial Paper	
	(Identified cost $500,000)	**500,000**

TOTAL INVESTMENTS (Identified cost $78,070,341[3])	100.3%	$	**77,943,156**
LIABILITIES IN EXCESS OF CASH AND OTHER ASSETS	(0.3)		**(196,776)**
NET ASSETS	100.0%	$	**77,746,380**

---

[1] Inflation Protected Security.

[2] Variable rate instrument. Interest rates change on specific dates (such as coupon or interest payment date). The yield shown represents the January 31, 2009 coupon or interest rate.

[3] The aggregate cost for federal income tax purposes is $78,070,341. The aggregate gross unrealized appreciation is $963,055 and the aggregate gross unrealized depreciation is $1,090,240, resulting in net unrealized depreciation of $127,185.

Fair Value Measurements

The Fund adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157"), effective November 1, 2008. For net asset valuation determination purposes, various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

- Level 1 - quoted prices in active markets for identical investments.

- Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 - significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments).

The following is a summary of the inputs used as of January 31, 2009 in valuing the Fund's investment carried at value:

Valuation Inputs	Investments in Securities
Level 1 - Quoted prices	$ 77,443,156
Level 2 - Other Significant Observable Inputs	500,000
Level 3 - Significant Unobservable Inputs	0
Total	$ 77,943,156

Portfolio holdings are shown as of the date indicated. Since market conditions fluctuate suddenly and frequently, the portfolio holdings may change and this list is not indicative of future portfolio composition. These portfolio holdings are not intended to be and do not constitute recommendations that others buy, sell, or hold any of the securities listed.

For more complete information on the Fund, call 1-800-625-5759 for a prospectus or visit www.bbhfunds.com. You should consider the Fund's investment objectives, risks, charges, and expenses carefully before you invest. Information about these and other important subjects is in the Fund's prospectus, which you should read carefully before investing.

The BBH Funds are managed by a separately identifiable department within Brown Brothers Harriman & Co. The Distributor is Edgewood Services, Inc. Date of first use: 3/09.

PORTFOLIO OF INVESTMENTS
January 31, 2009 (unaudited)

Principal Amount		Maturity Date	Interest Rate	Value
	ASSET BACKED SECURITIES (6.8%)			
$ 750,000	Advanta Business Card Master Trust 2007-D1A[1,2] 01/22/13		1.730%	$ 101,841
400,000	American Express Credit Account Master Trust 2006-2 . . . .01/15/14		5.350	394,481
2,875,000	Banc of America Securities Auto Trust 2006-G1 . . . . .12/20/10		5.170	2,859,967
2,690,000	Bank of America Credit Card Trust 2008-A9 . . . . .07/16/12		4.070	2,662,814
518,724	Capital One Auto Finance Trust 2005-BSS 12/15/10		4.480	514,945
22,039	Capital One Auto Finance Trust 2006-A 11/15/10		5.330	21,993
1,850,000	Capital One Multi-Asset Execution Trust 2007-A9 . . . . . . .08/15/12		4.950	1,848,755
465,000	Chase Issuance Trust 2007-A3 . . . . .04/15/19		5.230	422,170
3,245,000	Chase Issuance Trust 2008-A11 . . . . .07/15/15		5.400	3,212,861
120,383	CIT Equipment Collateral 2005-EF1[2] 09/20/10		0.399	120,074
1,390,000	Citibank Credit Card Issuance Trust 2006-A4 . . . . .05/10/13		5.450	1,399,058
60,974	Countrywide Asset-Backed Certificates 2004-S1[2] 03/25/20		3.872	58,680
128,145	Countrywide Home Equity Loan Trust 2004-O[2] 02/15/34		0.613	67,717
315,079	Credit-Based Asset Servicing and Securitization LLC 2003-			
	CB3[2] 12/25/32		2.879	192,913
310,223	Daimler Chrysler Auto Trust 2006-D 02/08/11		4.980	306,180
20,861	GS Auto Loan Trust 2005-1 . . . . .05/17/10		4.450	20,865
90,000	Honda Auto Receivables Owner Trust 2006-1 . . . . .07/18/11		5.080	90,366
456,041	Household Automotive Trust 2006-1 . . . . .06/17/11		5.430	448,622
1,560,000	Nissan Auto Receivables Owner Trust 2006-B 11/15/11		5.220	1,569,649
679,260	SLM Student Loan Trust 2005-9[2] 01/25/19		1.209	674,245
1,308,538	UPFC Auto Receivables Trust 2006-A 05/15/12		5.490	1,219,412
350,000	Wachovia Auto Owner Trust 2005-B 11/20/12		4.930	343,030
	Total Asset Backed Securities			
	(Identified cost $19,602,112)			**18,550,638**
	COLLATERALIZED MORTGAGE BACKED SECURITIES (0.7%)			
1,500,000	Bear Stearns Commercial Mortgage Securities 2006-PW11[2] .03/11/39		5.408	1,330,731
519,268	Morgan Stanley Capital I 2006-HQ8 . . . . .03/12/44		5.124	524,326
	Total Collateralized Mortgage Backed Securities			
	(Identified cost $2,027,416)			**1,855,057**
	CORPORATE BONDS (54.3%)			
	AGRICULTURE (1.5%)			
3,000,000	Philip Morris International, Inc. 05/16/13		4.875	3,083,184
330,000	Philip Morris International, Inc. 05/16/38		6.375	350,253
600,000	Reynolds American, Inc. 07/15/15		7.300	531,162
				3,964,599
	AUTO MANUFACTURES (0.4%)			
1,000,000	DaimlerChrysler NA Holding Corp. 06/15/10		4.875	979,302
100,000	DaimlerChrysler NA Holding Corp. 11/15/13		6.500	95,798
				1,075,100
	BANKING (1.6%)			
3,000,000	Bank of New York Mellon Corp. 11/01/12		4.950	3,054,834
75,000	PNC Funding Corp. 02/01/17		5.625	70,870
280,000	Wachovia Corp. 10/15/16		5.625	245,933

PORTFOLIO OF INVESTMENTS
January 31, 2009 (unaudited)

Principal Amount		Maturity Date	Interest Rate	Value
	CORPORATE BONDS (continued)			
	BANKING (continued)			
$1,155,000	Wells Fargo Bank NA 05/16/16		5.750%	$ 1,116,394
				4,488,031
	BEVERAGES (1.2%)			
825,000	Coca-Cola Co. 11/15/17		5.350	875,959
1,695,000	Diageo Finance BV 04/01/13		5.500	1,721,998
185,000	PepsiAmericas, Inc. 05/31/11		5.625	188,747
500,000	PepsiCo, Inc. 06/01/18		5.000	521,288
				3,307,992
	COSMETICS / PERSONAL CARE (0.5%)			
1,275,000	Procter & Gamble Co. 03/05/37		5.550	1,260,622
	DIVERSIFIED FINANCIAL SERVICES (27.3%)			
330,000	American Express Co. 09/12/16		5.500	302,173
1,700,000	Citigroup, Inc. 01/18/11		6.500	1,683,017
185,000	ConocoPhillips Canada Funding Co. I 10/15/16		5.625	187,726
1,425,000	Credit Suisse USA, Inc. 08/16/16		5.850	1,366,061
1,525,000	FIA Card Services NA 06/15/12		6.625	1,527,586
1,400,000	General Electric Capital Corp. 09/15/17		5.625	1,289,155
8,500,000	Goldman Sachs Group, Inc. 07/15/11		1.625	8,434,414
2,540,000	Goldman Sachs Group, Inc. 01/15/12		6.600	2,542,070
2,850,000	HSBC Finance Corp. 11/27/12		6.375	2,818,188
3,000,000	IBM International Group Capital LLC 10/22/12		5.050	3,180,093
2,725,000	International Lease Finance Corp. 09/01/10		4.875	2,262,974
17,000,000	John Deere Capital Corp. 06/19/12		2.875	17,240,958
1,370,000	JP Morgan Chase & Co. 05/01/15		5.250	1,287,871
2,775,000	Merrill Lynch & Co., Inc. 07/25/11		5.770	2,756,516
8,500,000	Morgan Stanley 12/01/10		2.900	8,704,476
2,220,000	Morgan Stanley 04/01/14		4.750	1,848,978
2,640,000	Textron Financial Corp. 02/03/11		5.125	2,248,269
365,000	Travelers Cos., Inc. 06/15/12		5.375	365,016
1,290,000	Unilever Capital Corp. 11/01/10		7.125	1,393,204
4,000,000	Wells Fargo & Co. 01/15/10		4.200	4,010,644
8,500,000	Wells Fargo & Co. 12/09/11		3.000	8,730,758
				74,180,147
	FOOD (0.3%)			
700,000	Kellogg Co. 04/01/31		7.450	823,436
	HEALTHCARE PRODUCTS (0.4%)			
1,075,000	Amgen, Inc. 06/01/17		5.850	1,122,378
	HEALTHCARE SERVICES (0.5%)			
405,000	UnitedHealth Group, Inc. 06/15/17		6.000	367,946
1,100,000	WellPoint, Inc. 06/15/17		5.875	1,046,550
				1,414,496
	HOUSEHOLD PRODUCTS / WARES (0.4%)			
905,000	Kimberly-Clark Corp. 08/01/17		6.125	970,216
	INDUSTRIALS (1.1%)			
290,000	Emerson Electric Co. 12/01/16		5.125	287,803
900,000	Lockheed Martin Corp. 05/01/36		7.200	988,428
330,000	Parker-Hannifin Corp. 05/15/38		6.250	309,810
1,500,000	United Technologies Corp. .07/15/38		6.125	1,550,123
				3,136,164

PORTFOLIO OF INVESTMENTS
January 31, 2009 (unaudited)

Principal Amount		Maturity Date	Interest Rate	Value
	CORPORATE BONDS (continued)			
	INFORMATION TECHNOLOGY (1.4%)			
$630,000	International Business Machines Corp.	09/14/17	5.700%	$ 667,749
3,000,000	Oracle Corp.	01/15/11	5.000	3,130,788
				3,798,537
	INSURANCE (1.1%)			
75,000	American International Group, Inc.	10/18/16	5.600	54,041
565,000	Commerce Group, Inc.	12/09/13	5.950	482,742
810,000	Everest Reinsurance Holdings, Inc.	10/15/14	5.400	545,397
555,000	Hartford Financial Services Group, Inc.	10/15/16	5.500	444,541
1,385,000	MetLife, Inc.	12/01/11	6.125	1,391,916
				2,918,637
	MATERIALS (0.6%)			
985,000	Dow Chemical Co.	10/01/12	6.000	943,561
755,000	E.I. Du Pont de Nemours & Co.	07/15/13	5.000	783,595
				1,727,156
	MEDIA (3.4%)			
3,000,000	Comcast Corp.	03/15/11	5.500	3,004,419
3,000,000	Time Warner Cable, Inc.	07/02/12	5.400	2,908,104
390,000	Time Warner Cable, Inc.	05/01/17	5.850	362,359
3,000,000	Walt Disney Co.	12/15/13	4.500	3,091,026
				9,365,908
	OIL & GAS (3.3%)			
5,000,000	ConocoPhillips	02/01/14	4.750	5,081,250
825,000	EnCana Corp.	02/01/38	6.500	635,572
700,000	Halliburton Co.	09/15/18	5.900	750,893
1,005,000	Marathon Oil Corp.	10/01/17	6.000	896,198
1,013,000	Pemex Project Funding Master Trust	02/01/09	7.875	1,013,000
635,000	Transocean, Inc.	04/15/18	7.375	606,133
				8,983,046
	PHARMACEUTICALS (3.0%)			
325,000	Bristol-Myers Squibb Co.	05/01/38	6.125	343,075
2,735,000	Eli Lilly & Co.	03/15/17	5.200	2,773,949
825,000	GlaxoSmithKline Capital, Inc.	05/15/18	5.650	883,978
850,000	Schering-Plough Corp.	09/15/17	6.000	876,202
3,000,000	WYETH	03/15/11	6.950	3,203,127
				8,080,331
	REAL ESTATE (0.1%)			
610,000	Brookfield Asset Management, Inc.	06/15/12	7.125	415,393
	RETAIL (1.4%)			
1,020,000	CVS Caremark Corp.	08/15/16	6.125	1,037,569
360,000	Lowe's Cos., Inc.	10/15/16	5.400	359,202
800,000	Target Corp.	01/15/38	7.000	763,815
700,000	Walgreen Co.	08/01/13	4.875	736,412
820,000	Wal-Mart Stores, Inc	04/15/38	6.200	886,523
				3,783,521
	SEMICONDUCTORS (0.2%)			
600,000	National Semiconductor Corp.	06/15/12	6.150	479,282
	TELECOMMUNICATIONS (2.0%)			
635,000	AT&T, Inc.	09/15/09	4.125	643,360
1,660,000	AT&T, Inc.	03/15/11	6.250	1,736,480

PORTFOLIO OF INVESTMENTS
January 31, 2009 (unaudited)

Principal Amount		Maturity Date	Interest Rate	Value
	CORPORATE BONDS (continued)			
	TELECOMMUNICATIONS (continued)			
$480,000	AT&T, Inc.	09/15/14	5.100% $	479,695
1,485,000	Deutsche Telekom International Finance BV	06/15/10	8.500	1,572,297
435,000	France Telecom S.A.	03/01/11	7.750	459,928
585,000	Verizon Communications, Inc.	04/01/17	5.500	573,891
				5,465,651
	TRANSPORTATION (0.4%)			
800,000	Norfolk Southern Corp.	05/15/17	7.700	869,297
270,000	Union Pacific Corp.	01/15/12	6.125	270,446
				1,139,743
	UTILITIES (2.2%)			
520,000	Dominion Resources, Inc.	12/15/10	4.750	519,018
525,000	Duke Energy Carolinas LLC	04/15/38	6.050	537,477
165,000	Florida Power & Light Co.	11/01/17	5.550	173,208
3,000,000	MidAmerican Energy Co.	07/15/12	5.650	3,102,945
850,000	Pacific Gas & Electric Co.	02/15/38	6.350	899,388
735,000	Sempra Energy	02/01/13	6.000	718,183
				5,950,219
	Total Corporate Bonds			
	(Identified cost $150,743,148)			**147,850,605**
	MUNICIPAL BOND (0.6%)			
1,485,000	Mississippi Development Bank Special Obligation	07/01/12	5.240	1,527,337
	Total Municipal Bond			
	(Identified cost $1,488,980).			**1,527,337**
	U.S. GOVERNMENT AGENCY OBLIGATIONS			
	(34.3%)			
13,000,000	Federal Home Loan Bank	07/16/10	3.500	13,308,945
3,000,000	Federal Home Loan Bank	05/20/11	2.625	3,033,387
3,000,000	Federal Home Loan Bank	08/14/13	5.125	3,329,538
4,900,000	Federal Home Loan Mortgage Corp.	05/21/09	5.250	4,967,708
4,600,000	Federal Home Loan Mortgage Corp.	03/15/11	5.625	4,960,511
10,000,000	Federal Home Loan Mortgage Corp.	04/11/11	2.750	10,231,750
10,000,000	Federal Home Loan Mortgage Corp.	01/15/12	5.750	11,010,670
4,383	Federal Home Loan Mortgage Corp.	08/15/13	4.000	4,381
19,251	Federal Home Loan Mortgage Corp.	08/15/13	4.500	19,258
175,000	Federal Home Loan Mortgage Corp.	05/15/28	5.500	180,451
180,000	Federal Home Loan Mortgage Corp.	01/15/29	5.500	185,010
1,550,000	Federal Home Loan Mortgage Corp.	07/15/32	6.250	1,931,461
105,000	Federal Home Loan Mortgage Corp.	10/15/34	5.500	108,509
10,000,000	Federal National Mortgage Assoc.	08/12/10	3.250	10,294,640
10,000,000	Federal National Mortgage Assoc.	02/16/12	5.000	10,840,180
6,750,000	Federal National Mortgage Assoc.	09/15/12	4.375	7,252,463
2,450,000	Federal National Mortgage Assoc.	06/12/17	5.375	2,721,543
103,488	Federal National Mortgage Assoc.	10/25/21	6.000	108,298
1,500,000	Federal National Mortgage Assoc.	11/15/30	6.625	1,922,849
10,151	Federal National Mortgage Assoc.	01/25/31	6.000	10,136
270,000	Federal National Mortgage Assoc.	03/25/31	5.500	279,333
14,444	Federal National Mortgage Assoc.	11/25/33	5.500	14,424

PORTFOLIO OF INVESTMENTS
January 31, 2009 (unaudited)

Principal Amount		Maturity Date	Interest Rate	Value
	U.S. GOVERNMENT AGENCY OBLIGATIONS (continued)			
$523,808	Federal National Mortgage Assoc.[2]. 07/01/36		5.747%	$ 539,543
913,955	Federal National Mortgage Assoc.[2]. 09/01/36		5.807	943,480
1,265,871	Federal National Mortgage Assoc.[2]. 01/01/37		5.487	1,305,502
71,537	Federal National Mortgage Assoc. 02/25/44		5.950	72,655
1,420,691	FHLMC Non Gold Guaranteed[2]. 04/01/36		5.396	1,460,919
298,557	FHLMC Non Gold Guaranteed[2]. 12/01/36		5.419	307,692
694,117	FHLMC Non Gold Guaranteed[2]. 01/01/37		5.494	715,919
1,065,352	FHLMC Non Gold Guaranteed[2]. 02/01/37		5.451	1,097,323
54,265	General National Mortgage Assoc.[2] 08/20/29		4.625	54,402
	Total U.S. Government Agency Obligations (Identified cost $91,792,492)			**93,212,880**
	COMMERCIAL PAPER (8.8%)			
8,000,000	Rabobank USA Financial Corp. 02/02/09		0.140	8,000,000
8,000,000	Deutsche Bank Financial LLC. 02/02/09		0.200	8,000,000
8,000,000	Siemens Capital Co. LLC[1] 02/02/09		0.250	8,000,000
	Total Commercial Paper (Identified cost $24,000,000).			**24,000,000**
	SHORT-TERM INVESTMENT (9.2%)			
24,900,000	Federal Home Loan Bank Discount Note 02/02/09		0.010	24,900,000
	Total Short-Term Investment (Identified cost $24,900,000).			**24,900,000**
	TOTAL INVESTMENTS (Identified cost $314,554,148[3]).		**114.7%**	**$311,896,517**
	LIABILITIES IN EXCESS OF CASH AND OTHER ASSETS.		**(14.7)**	**(39,887,460)**
	NET ASSETS		**100.0%**	**$272,009,057**

_____

[1] Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. Total market value of 144A securities owned at January 31, 2009, was $8,101,841 or 3.0% of net assets.

[2] Variable rate instrument. Interest rates change on specific dates (such as coupon or interest payment date). The yield shown represents the January 31, 2009 coupon or interest rate.

[3] The aggregate cost for federal income tax purposes is $314,554,148, the aggregate gross unrealized appreciation is $2,898,754 and the aggregate gross unrealized depreciation is $5,556,385, resulting in net unrealized depreciation of $2,657,631.

Fair Value Measurements

The Fund adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157"), effective November 1, 2008. For net asset valuation determination purposes, various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

- Level 1 - quoted prices in active markets for identical investments.

- Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 - significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments).

The following is a summary of the inputs used as of January 31, 2009 in valuing the Fund's investment carried at value:

Valuation Inputs	Investments in Securities
Level 1 - Quoted prices	$ 0
Level 2 - Other Significant Observable Inputs	309,270,394
Level 3 - Significant Unobservable Inputs	2,626,123
Total	$ 311,896,517

Following is a reconciliation of investments in which significant unobservable inputs (Level 3) were used in determining value:

	Investments in Securities	Other Financial Instruments*
Balance as of 10/31/08	$3,629,715	$ 0
Accrued discounts/ premiums	182	0
Realized gain/loss and change in unrealized depreciation	(226,816)	0
Net purchases/sales	(776,958)	0
Net transfers in and/or out of Level 3	0	0
Balance as of 01/31/09	**$2,626,123**	**$ 0**
Net change in unrealized depreciation from investments still held as of 1/31/09	$ (226,794)	$ 0

* Other financial instruments include futures, forwards and swap contracts.

Portfolio holdings are shown as of the date indicated. Since market conditions fluctuate suddenly and frequently, the portfolio holdings may change and this list is not indicative of future portfolio composition. These portfolio holdings are not intended to be and do not constitute recommendations that others buy, sell, or hold any of the securities listed.

For more complete information on the Fund, call 1-800-625-5759 for a prospectus or visit www.bbhfunds.com. You should consider the Fund's investment objectives, risks, charges, and expenses carefully before you invest. Information about these and other important subjects is in the Fund's prospectus, which you should read carefully before investing.

The BBH Funds are managed by a separately identifiable department within Brown Brothers Harriman & Co. The Distributor is Edgewood Services, Inc. Date of first use: 3/09.

ITEM 2. CONTROLS AND PROCEDURES.

(a) Based upon their evaluation of the Registrant's
     disclosure controls and procedures as conducted
     within 90 days of the filing date of this Form N-Q,
     the Registrant's principal financial officer and
     principal executive officer have concluded that
     those disclosure controls and procedures provide
     reasonable assurance that the material information
     required to be disclosed by the Registrant on this
     report is recorded, processed, summarized and
     reported within the time periods specified in
     the Securities and Exchange Commission's rules
     and forms.

(b) There were no significant changes in the
    Registrant's internal controls over financial
    reporting or in other factors that occurred
    during the Registrant's last fiscal quarter
    that has materially affected, or is reasonably
    likely to materially affect, the Registrant's
    internal control over financial reporting.

ITEM 3. EXHIBITS.

(a) The certifications required by Rule 30a-2(a)
    under the Act are attached as exhibit 3(b).

EXHIBIT 3 (b)

SECTION 302 CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER.

I, John A. Gehret, certify that:

1. I have reviewed this report on Form N-Q of
   BBH Trust on behalf of: BBH Core Select,
   BBH International Equity Fund, BBH Real Return Fund,
   and BBH Broad Market Fund ("Registrant");

2. Based on my knowledge, this report does not
   contain any untrue statement of a material fact
   or omit to state a material fact necessary to
   make the statements made, in light of the
   circumstances under which such statements
   were made, not misleading with respect to
   the period covered by this report;

3. Based on my knowledge, the schedules of
   investments included in this report,
   fairly present in all material respects
   the investments of the Registrant as of
   the end of the fiscal quarter for which
   the report is filed;

4. The Registrant's other certifying officer and
   I are responsible for establishing and maintaining
   disclosure controls and procedures (as defined in
   Rule 30a-3(c) under the Investment Company Act of
   1940) and internal control over financial reporting
   (as defined in Rule 30a-3(d) under the Investment
   Company Act of 1940) for the Registrant and have:

   a.) designed such disclosure controls and
       procedures, or caused such disclosure controls
       and procedures to be designed under our
       supervision, to ensure that material information
       relating to the Registrant, including its
       consolidated subsidiaries, is made known to us by
       others within those entities, particularly during
       the period in which this report is being prepared;

   b.) designed such internal control over financial
       reporting, or caused such internal control over
       financial reporting to be designed under our
       supervision, to provide reasonable assurance regarding
       the reliability of financial reporting and
       the preparation of financial statements for external
       purposes in accordance with generally accepted
       accounting principles;

   c.) evaluated the effectiveness of the Registrant's
       disclosure controls and procedures and presented in
       this report our conclusions about the effectiveness
       of the disclosure controls and procedures, as of a
       date within 90 days prior to the filing date of this
       report based on such evaluation; and

   d.) disclosed in this report any change in the Registrant's
       internal control over financial reporting that
       occurred during the Registrant's most recent fiscal
       quarter that has materially affected, or is reasonably
       likely to materially affect, the Registrant's
       internal control over financial reporting; and

5. The Registrant's other certifying officer and
   I have disclosed to the Registrant's auditors
   and the audit committee of the Registrant's
   board of directors (or persons performing
   the equivalent functions):

   a. all significant deficiencies and material
       weaknesses in the design or operation of
       internal control over financial reporting
       which are reasonably likely to adversely
       affect the Registrant's ability to record,
       process, summarize, and report financial
       information; and

   b. any fraud, whether or not material, that
       involves management or other employees who
       have a significant role in the Registrant's

internal control over financial reporting.

Date: 03/30/09

                    /s/ John A. Gehret
                  =======================
                      John A. Gehret
            President - Principal Executive Officer

EXHIBIT 3(b) (2)
SECTION 302 CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER.

I, Charles H. Schreiber, certify that:

1. I have reviewed this report on Form N-Q of BBH
   Trust on behalf of: BBH Core Select,
   BBH International Equity Fund, BBH Real Return
   Fund, and Broad Market Fund ("Registrant");

2. Based on my knowledge, this report does not
   contain any untrue statement of a material
   fact or omit to state a material fact
   necessary to make the statements made,
   in light of the circumstances under
   which such statements were made,
   not misleading with respect to the
   period covered by this report;

3. Based on my knowledge, the schedules of
   investments included in this report,
   fairly present in all material respects
   the investments of the Registrant as of
   the end of the fiscal quarter for which
   the report is filed;

4. The Registrant's other certifying officer
   and I are responsible for establishing and
   maintaining disclosure controls and procedures
  (as defined in Rule 30a-3(c) under the Investment
   Company Act of 1940) and internal control over
   financial reporting (as defined in Rule 30a-3(d)
   under the Investment Company Act of 1940) for the
   Registrant and have:

   a.) designed such disclosure controls and procedures,
       or caused such disclosure controls and procedures
       to be designed under our supervision, to ensure
       that material information relating to the Registrant,
       including its consolidated subsidiaries, is made known
       to us by others within those entities, particularly during
       the period in which this report is being prepared;

   b.) designed such internal control over financial
       reporting, or caused such internal control over

financial reporting to be designed under our
supervision, to provide reasonable assurance
regarding the reliability of financial reporting
and the preparation of financial statements for
external purposes in accordance with generally
accepted accounting principles;

c.) evaluated the effectiveness of the Registrant's
disclosure controls and procedures and presented
in this report our conclusions about the
effectiveness of the disclosure controls
and procedures, as of a date within 90 days
prior to the filing date of this report
based on such evaluation; and

d.) disclosed in this report any change in the
Registrant's internal control over financial
reporting that occurred during the Registrant's
most recent fiscal quarter that has materially
affected, or is reasonably likely to materially
affect, the Registrant's internal control
over financial reporting; and

5. The Registrant's other certifying officer and
I have disclosed to the Registrant's auditors
and the audit committee of the Registrant's
board of directors (or persons performing
the equivalent functions):

a. all significant deficiencies and material
weaknesses in the design or operation of
internal control over financial reporting
which are reasonably likely to adversely
affect the Registrant's ability to record,
process, summarize, and report financial
information; and

b. any fraud, whether or not material, that
involves management or other employees who
have a significant role in the Registrant's
internal control over financial reporting.

Date: 03/30/09

                    /s/ Charles H. Schreiber
                    =========================
                      Charles H. Schreiber
             Treasurer - Principal Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934 and the Investment Company
Act of 1940, the Registrant has duly caused this
report to be signed on its behalf by the
undersigned, thereunto duly authorized.

(Registrant)   BBH TRUST

By (Signature and Title)*   /s/ John A. Gehret

                              John A. Gehret
                                 President
                          (Principal Executive Officer)

Date: 03/30/09

Pursuant to the requirements of the Securities
Exchange Act of 1934 and the Investment Company
Act of 1940, this report has been signed below
by the following persons on behalf of the
Registrant and in the capacities and on the
dates indicated.

By (Signature and Title)*   /s/ John A. Gehret

                              John A. Gehret
                                 President
                          (Principal Executive Officer)

Date: 03/30/09

By (Signature and Title)*   /s/ Charles H. Schreiber

                          Charles H. Schreiber, Treasurer
                          (Principal Financial Officer)

Date: 03/30/09

* Print name and title of each signing
officer under his or her signature.